

June 9, 2016

Mark Elliott
Chief Executive Officer
Boxlight Corporation
1045 Progress Circle
Lawrenceville, Georgia 30043

      Re: **Boxlight Corporation**
               Amendment No. 15 to Registration Statement on Form S-1
               Filed May 13, 2016
               File No. 333-204811

Dear Mr. Elliott:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Acquisition of the Boxlight Group

1.   We note that a portion of the purchase price payable to EDI under the share purchase agreement will be payable out of net proceeds of a debt financing to be secured by you on or before May 31, 2016. We also note that a portion of the debt proceeds will be required to pay the SkyView Note. Please update the status of your negotiations with lenders. If you do not have a financing agreement signed by the parties, please disclose this fact and substantially revise your disclosure to discuss the business that will exist at closing, rather than the business that you hope to build. If you have reached an agreement with a lender, please describe the terms of the agreement and file it as an exhibit to your registration statement.

Acquisition of Genesis, page 7

2.   Please revise the first paragraph of this section for clarity. In this regard, we note that you disclose that Boxlight will acquire Vert Capital. However, your disclosure elsewhere in the prospectus indicates that Vert Capital was acquired on May 9, 2016. Please reconcile.

The conversion provisions and other terms of a $2,000,000 convertible note…, page 23

3.   You state in the second-to-last sentence of the first paragraph of this risk factor that the note contains several penalty provisions in the event you are late delivering conversion shares. Please revise, where appropriate, to discuss these penalties.

Unaudited Pro Forma Combined Financial Information

Notes to Unaudited Pro Forma Combined Financial Statements

Note 2. Stock Option Expense, page 31

4.   We note that you will grant 194,649 options to purchase your Class B common shares to employees and that you did not provide a pro forma adjustment for the estimated stock-based compensation to be issued upon consummation of the offering and acquisition. Please tell us and revise your filing to explain why you did not provide an estimate of the stock-based compensation related to these options within your pro forma combined statement of operations.

Note 10. Issuance of Long-term and Short-term Debt for Acquisition of Mimio, page 35

5.   We see that you have recorded a $2 million liability adjustment for the issuance of the unsecured convertible promissory note to Mim Holdings, Inc. and that the note is convertible into common shares at a per share conversion price equal to fifty-five percent of the initial price in this offering. Please tell us how you have accounted for and reported this note issuance within your combined financial statements, including how you have accounted for the conversion feature of this note under ASC 470-20, ASC 815-15 or other appropriate literature.

   You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or me at 202-551-3412 with any other questions.

     Sincerely,

     /s/ Daniel Morris for

     Amanda Ravitz
     Assistant Director
     Office of Electronics and Machinery